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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

BATTLE MOUNTAIN GOLD EXPLORATION CORP.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
07159T100
(CUSIP Number)
Tony Jensen
President and Chief Executive Office
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660
With copies to:
Bruce C. Kirchhoff
Vice President and General Counsel
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660

Paul Hilton, Esq.
Hogan & Hartson L.L.P.
1200 Seventeenth Street, Suite 1500
Denver, CO 80202
(303) 899-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	07159T100	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Royal Gold, Inc

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-0835164

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ Not Applicable

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0- shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		33,877,132 shares[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- shares

WITH	10	SHARED DISPOSITIVE POWER:

33,877,132 shares[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,877,132 shares[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

46.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1Includes 12,102,940 shares of common stock held by IAMGOLD Corporation and 4,000,000 shares of common stock issuable to IAMGOLD Corporation upon conversion of a debenture in the principal amount of $2,000,000. Also includes 17,774,192 shares of common stock beneficially owned by Mark Kucher, which includes 3,160,000, 1,000,000, 3,400,000 and 40,000 shares of common stock owned by Bug River Trading Corp., British Swiss Investment Corp., Warrior Resources Corp. and Mr. Kucher’s spouse, respectively, and also includes an option to purchase 800,000 shares of common stock at $0.40 per share that vested April 15, 2005, warrants to purchase up to 2,512,096 shares of common stock at $0.31 per share and 1,000,000 shares of common stock to be paid as bonus compensation. Does not include 23,190,920.65 shares that may be deemed beneficially owned by Royal Gold upon the execution of definitive documentation for a bridge loan under which approximately $13.41 million is expected to be outstanding. See "Item 5 Interest in Securities of Issuer" for more information.
2 Based on 64,070,442 shares of common stock issued and outstanding as of March 14, 2007, which number is based on information provided by Battle Mountain Gold Exploration Corp.

Page	3	of	6
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Royal Gold, Inc. on March 15, 2007 with respect to common stock, par value $0.001 per share (the “Common Stock”) of Battle Mountain Gold Exploration Corp., a Nevada corporation (“Battle Mountain”) based on updated capitalization information provided by Battle Mountain. Capitalized terms used herein have the meaning given to them in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the provisions set forth in the Support Agreements, Royal Gold may be deemed to have acquired beneficial ownership of 33,877,132 shares of Common Stock, constituting approximately 46.8% of the outstanding shares of Common Stock and all of the Common Stock subject of this Schedule 13D. This number does not include shares of Common Stock that may become available for acquisition by Royal Gold on conversion of amounts that may become outstanding under a definitive bridge loan agreement to be entered into between Royal Gold as lender and Battle Mountain. In contemplation of the definitive bridge loan agreement, Royal Gold has loaned $13,914,552 pursuant to non-convertible unsecured promissory note. Under the terms of the unsecured promissory note, it will be superseded by a secured promissory note pursuant to the definitive bridge loan documentation encompassing the terms of the term sheet with Battle Mountain to provide Battle Mountain up to $20 million in bridge financing. Pursuant to the term sheet and as contemplated by Royal Gold and Battle Mountain, the definitive bridge loan documentation will provide for advances, interest and other expenses under the bridge financing to be convertible at Royal Gold's option into Common Stock at a conversion price per share of $0.60. At the time the unsecured promissory note is replaced with the secured promissory note, Royal Gold will be deemed to have beneficially acquired an additional 23,190,920.65 shares of Common Stock, constituting approximately 36.2% of the outstanding shares of Common Stock, assuming no additional borrowings have been made.
     By virtue of their relationship with Royal Gold, the persons listed in Schedule A hereto may be deemed to beneficially owned the Common Stock subject of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person named in Item 2 above or Schedule A hereto is the beneficial owner of the Common Stock subject of this Schedule 13D for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page	4	of	6
Schedule A
Directors and Executive Officers of Royal Gold
     The name, principal occupation and business address of each director and executive officer of Royal Gold are set forth below. All of the persons listed below are citizens of the United States of America.

Name and Position	Present Principal Occupation and Residence or Business Address
Stanley Dempsey Executive Chairman	Executive Chairman 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

Edwin W. Peiker, Jr. Director	Retired 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

John W. Goth Director	Non-executive Director of Denver Gold Group, Director of Behre Dolbear 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

James W. Stuckert Director	Senior Executive of Hilliard, Lyon, Inc. 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

Merritt E. Marcus Director	Retired 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

S. Oden Howell, Jr. Director	President of Howell & Howell Contractors, Owner of Kessinger Service Industries, LLC 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

Donald Worth Director	Director of Sentry Select Capital Corporation, Director of Cornerstone Capital Resources, Inc. and Director of Tiomin Resources, Inc. 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

Tony Jensen President, Chief Executive Officer and Director	President, Chief Executive Officer and Director 1660 Wynkoop Street Suite 1000 Denver, CO 80202

Karen P. Gross Vice President & Corporate Secretary	Vice President & Corporate Secretary 1660 Wynkoop Street Suite 1000 Denver, CO 80202

William H. Heissenbuttel Vice President, Corporate Development	Vice President, Corporate Development 1660 Wynkoop Street Suite 1000 Denver, CO 80202

Stefan Wenger Chief Financial Officer	Chief Financial Officer 1660 Wynkoop Street Suite 1000 Denver, CO 80202

Bruce C. Kirchhoff Vice President and General Counsel	Vice President and General Counsel 1660 Wynkoop Street Suite 1000 Denver, CO 80202

Page	5	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 27, 2007

ROYAL GOLD, INC.
By: /s/ Bruce C. Kirchhoff

Name: Bruce C. Kirchhoff
Title: Vice President and General Counsel